AGENCY AGREEMENT

November 23, 2010

Crosshair Exploration & Mining Corp.
Suite 1240 – 1140 West Pender Street
Vancouver, BC
V6E 4G1

Attention:  Mark J. Morabito, Executive Chairman of the Board

Dear Mr. Morabito:

The undersigned, BayFront Capital Partners Ltd. (the “Agent”), understands that Crosshair Exploration & Mining Corp. (the “Company”) proposes to issue and sell up to 15,000,000 flow-through units (the “FT Units”) of the Company at a price of $0.20 per FT Unit (the “FT Offering”) and up to 40,000,000 subscription receipts of the Company (the “Subscription Receipts”) at a price of $0.175 per Subscription Receipt (the “HD Offering”) subject to the terms and conditions set out below (the FT Offering and the HD Offering are collectively herein referred to as the “Offering”) and in the United States in accordance with Schedule “C” attached hereto, pursuant to the U.S. Securities Act and Rule 506 of Regulation D (as defined in Schedule “C”) thereunder.

Upon and subject to the terms and conditions set forth herein, the Agent hereby agrees to act, and upon acceptance hereof, the Company hereby appoints the Agent, as the Company’s exclusive agent, to offer for sale by way of private placement on a “best efforts” basis, without underwriter liability, the Offering for an aggregate purchase price of up to $10,000,000 and the Agent agrees to arrange for purchasers of the FT Units and the Subscription Receipts in the Selling Jurisdictions (as defined below).

The FT Offering is for up to $3,000,000 of FT Units, each of which is comprised of one common share of the Company which will qualify as a “flow-through share” as defined in subsection 66(15) of the Income Tax Act (Canada) (the “FT Shares”) and one-half of one common share purchase warrant (the “FT Warrants”) to be issued on a non-flow-through basis. Each whole FT Warrant will be exercisable to acquire one non flow-though common share of the Company (a “Common Share”) at an exercise price of $0.3125 for a period of 24 months after the closing date of the Offering.

The HD Offering is for up to $7,000,000 of Subscription Receipts, which shall be created and issued pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into among the Company, the Agent and Computershare Trust Company of Canada as escrow agent (the “Escrow Agent”).  Each Subscription Receipt will be automatically converted, upon satisfaction of the Escrow Release Conditions (as defined below) and without payment of additional consideration or further action, into one-quarter (¼) of one non flow-through unit of the Company (the “HD Units”).  Each whole HD Unit is comprised of one post-Consolidation (as defined below) Common Share and one common share purchase warrant (the “HD Warrants”).  Each HD Warrant will be exercisable to acquire one post-Consolidation Common Share at an exercise price of $1.00 for a period of 24 months after the closing date of the Offering.

The gross proceeds from the sale of Subscription Receipts, (the “Escrowed Proceeds”) will be deposited at the Closing Time (as defined below) in escrow with the Escrow Agent, and shall be invested in short term investment grade debt obligations of, or guaranteed by, the Government of Canada (and other approved investments) or otherwise invested in such manner as is acceptable to the Company and the Agent, pending satisfaction of the Escrow Release Conditions.  Provided that the Escrow Release

Conditions are satisfied prior to 5:00 p.m. (Toronto time) on January 14, 2011 (the “Escrow Release Deadline”), the Escrow Agent will release the Escrowed Funds (as defined below) to the Company (less the Agent’s Commission and the Agent’s pro rata portion of interest earned on the Escrowed Proceeds which amounts shall be released to the Agent) on satisfaction of the Escrow Release Conditions, and each Subscription Receipt will be automatically converted into one-quarter (¼) of one HD Unit without payment of additional consideration and without any further action by the holder thereof.

The Escrowed Funds from the HD Offering will be released following: (i) the Company having obtained the approval of its shareholders in accordance with applicable corporate and securities laws, in respect of the issue of HD Units issuable upon conversion of the Subscription Receipts; (ii) the Company having executed a definitive agreement, in a form that is satisfactory to the Agent, to acquire 100% interest in the “Juniper Ridge Property” and having made all requisite payments pursuant to such agreement required as at the date of the release of the Escrowed Funds; (iii) the Company having completed the Consolidation; and (iv) the Company and the Agent, acting reasonably, having delivered a joint notice to the Escrow Agent confirming that the  Escrow Release Conditions have been satisfied (the “Escrow Release Conditions”). If: (i) the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline; or (ii) prior to the Escrow Release Deadline the Company advises the Agent or announces to the public that they do not intend to satisfy any of the Escrow Release Conditions (each such event being a “Termination Event”), the Escrow Agent will return to each holder of Subscription Receipts, as soon as practicable following the Termination Event, an amount equal to the aggregate subscription proceeds for the Subscription Receipts held by such holder and their pro rata portion of interest and other income earned on the Escrowed Proceeds (less applicable withholding tax, if any).  The Company shall be responsible and liable to the holders of Subscription Receipts for any shortfall between the cash portion of the Escrowed Proceeds and the Escrowed Funds.

The Company agrees that the Agent will be permitted to appoint other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) as its agents to assist in the Offering and that the Agent may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Agent.

The Agent acknowledges and agrees that any offer to purchase may be accepted or rejected, in whole or in part, by the Company, acting reasonably.

In consideration of the services to be rendered by the Agent in connection with the Offering, the Company shall (i) pay to the Agent the Commission (as defined below) and (ii) deliver to the Agent the Broker Warrants (as defined below) in such amounts and with such terms as set out in Section 12 hereto.

The Offering is conditional upon and subject to the additional terms and conditions set forth below.

1.	Interpretation

1.1           Definitions. Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms shall have the following meanings, respectively:

“Act” means the Business Corporations Act (British Columbia);

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Agent hereby;

“Alternative Transaction” means one or a series of transactions (other than the Offering) involving: (i) the issuance or agreement to issue securities of the Company or any fund or other special purpose entity created or to be created by the Company which holds or is intended to hold all or substantially all of a portfolio of business and or properties to an arm’s length third party, or (ii) a material financing or other transaction by the Company or an affiliate of the Company involving the acquisition of a portfolio of business and or properties which includes as a lead participant a person introduced by the Agent to the Company.

“Broker Warrant Certificates” means the certificates evidencing the Broker Warrants and containing the terms thereof;

“Broker Warrants” has the meaning ascribed to such term in Section 12 hereof;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Canadian Exploration Expense” or “CEE” means an expense described in paragraph (f) of the definition of Canadian exploration expense in subsection 66.1(6) of the Tax Act, other than amounts which are prescribed to be “Canadian exploration and development overhead expense” for the purposes of the Tax Act or the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.l) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term “expense” in paragraph 66(15) of the Tax Act.

“Closing” means the completion of the purchase and sale of the FT Units and Subscription Receipts as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means the day on which the Closing shall occur, being November 23, 2010 or such other date as the Agent and the Company may determine;

“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Agent may determine;

“Commission” has the meaning ascribed to such term in Section 12 hereof;

“Commitment Amount” means the aggregate subscription amount paid by the Purchasers on the Closing Date for the FT Shares;

“Common Shares” has the meaning ascribed to such term on the face page of this Agreement;

“Consolidation” means the consolidation of the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares outstanding, subject to the approval of the TSX and the approval by an ordinary resolution of the Company’s shareholders at its upcoming shareholder meeting.

“CRA” means the Canada Revenue Agency;

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company is a party or otherwise bound and which is material to the Company;

“Environmental Laws” has the meaning ascribed to such term in Subsection 4.2.3(g) hereof;

“Environmental Permits” has the meaning ascribed to such term in Subsection 4.2.3(h) hereof;

“Escrow Agent” shall have the meaning ascribed to such term in the face page of this Agreement;

“Escrowed Funds” means the Escrowed Proceeds, together with all interest and other income earned on the Escrowed Proceeds;

“Escrowed Proceeds” has the meaning ascribed to such term on the face page of this Agreement;

“Escrow Release Conditions” has the meaning ascribed to such term on the second page of this Agreement;

“Escrow Release Deadline” has the meaning ascribed to such term on the face page of this Agreement;

“Expenditure Period” means the period commencing on the Closing Date and ending on the earlier of:

(a)	the date on which the Commitment Amount has been duly expended in accordance with the terms hereof and the applicable Subscription Agreements; and

(b)	December 31, 2011;

“Financial Statements” has the meaning ascribed to such term in Subsection 4.2.1(v) hereof;

“Flow-Through Mining Expenditures” means an expense which is a “flow-through mining expenditure” as described in subsection 127(9) of the Tax Act;

“FT Offering” has the meaning ascribed to such term on the face page of this Agreement;

“FT Shares” has the meaning ascribed to such term on the face page of this Agreement;

“FT Subscription Price” means the price per FT Unit;

“FT Units” has the meaning ascribed to such term on the face page of this Agreement;

“FT Warrant” has the meaning ascribed to such term on the face page of this Agreement;

“FT Warrant Certificate” means the definitive form of certificate representing the Warrants;

“HD Offering” has the meaning ascribed to such term on the face page of this Agreement;

“HD Units” has the meaning ascribed to such term on the face page of this Agreement;

“HD Warrants” has the meaning ascribed to such term on the face page of this Agreement;

“including” means including without limitation;

“Key Properties” means the “Bootheel” and the “Central Mineral Belt” Properties;

“Leased Premises” means the premises which are material to the Company and which the Company occupies as a tenant;

“Lock-Up Agreements” means the agreements substantially in the form attached as Schedule “B” between the Agent and each of the directors, officers and principal shareholders of the Company;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), including licence agreements and agreements relating to intellectual property, to which the Company is a party or otherwise bound and which is material to the Company;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“NYSE Amex” means the NYSE Amex;

“Offering” has the meaning ascribed to such term on the face page of this Agreement;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and under the applicable provision of the Québec Tax Act filed or to be filed by the Company within the prescribed times renouncing to the Purchasers the Resource Expenses incurred pursuant to the applicable Subscription Agreements and all parts or copies of such forms required by the CRA and under the Québec Tax Act, to be delivered to the Purchasers;

“Principal Business Corporation” means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on the Company’s SEDAR profile at www.sedar.com;

“Purchasers” means the persons who, as purchasers or beneficial purchasers, acquire FT Units or Subscription Receipts by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

“Québec Tax Act” means the Taxation Act (Québec) and all rules and regulations made pursuant thereto, all as may be amended, re-enacted or replaced from time to time and any proposed amendments thereto announced publicly from time to time;

“Resource Expense” means an expense which is a CEE that will qualify as a Flow-Through Mining Expenditure which is incurred after the Closing Date and on or before December 31, 2011 which may be renounced by the Company pursuant to subsections 66(12.6) and 66(12.66) of the Tax Act with an effective date not later than December 31, 2010 and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes;

“Securities Laws” means all applicable securities laws in each of the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the TSX;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” means all of the Provinces and Territories of Canada, and such other jurisdictions as may be agreed to by the Agent and the Company;

“Subscription Agreements” means, collectively, the subscription and renunciation agreements for the FT Units and Subscription Receipts, in the form agreed upon by the Agent and the Company pursuant to which Purchasers agree to subscribe for and purchase the FT Units or Subscription Receipts pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto and “Subscription Agreement” means any one of them, as the context requires;

“Subscription Receipt Agreement” shall have the meaning ascribed to such term in the second page of this Agreement;

“Subscription Receipts” shall have the meaning ascribed to such term in the first paragraph of this Agreement;

“Subsidiaries” has the meaning ascribed to such term in section 4.2.1(b) hereof;

“subsidiary” and “subsidiaries” shall have the meaning ascribed thereto in the Act;

“Taxes” shall have the meaning ascribed in Subsection 4.2.1(jj) hereof;

“Tax Act” means the Income Tax Act (Canada) and all rules and regulations made pursuant thereto, all as may be amended, re-enacted or replaced from time to time; any reference to a word or term defined in the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent word or term, where applicable in the Québec Tax Act. Any reference to the Tax Act or a provision thereof shall include, for purposes of Québec income taxation, a reference to the Québec Tax Act or the equivalent provision thereof where applicable. Any reference to a filing or similar requirement imposed under the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Québec Tax Act;

“Termination Date” means December 31, 2011;

“Termination Event” has the meaning ascribed to such term on the second page of this Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a U.S. person as that term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Computershare Trust Company of Canada; and

“Warrant Indenture” means the warrant indenture dated November 23, 2010 between the Company and the Warrant Agent in respect of the FT Warrants and the HD Warrants.

1.2           Division and Headings: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3           Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.4           Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5           Schedules: The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A”	-	Convertible securities outstanding
Schedule “B”	-	Form of Lock-Up Agreement
Schedule “C”		United States Offers and Sales

2.	Nature of Transaction

2.1           Sale on Exempt Basis. The Agent shall offer for sale and sell the FT Units and Subscription Receipts pursuant to the Offering in the Canadian Selling Jurisdictions on a private placement basis in compliance with all applicable Canadian Securities Laws such that the offer and sale of the FT Units and Subscription Receipts does not obligate the Company to file a prospectus, a registration statement or other offering document or deliver an offering memorandum or other offering document under applicable Canadian Securities Laws.

2.2           Filings. The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the FT Units and Subscription Receipts so that the distribution of the FT Units and Subscription Receipts may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada. All fees payable in connection with such filings shall be at the expense of the Company.

2.3           No Offering Memorandum. Neither the Company nor the Agent shall (i) provide to prospective purchasers of the FT Units and Subscription Receipts any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the FT Units and Subscription Receipts, including but not limited to, causing the sale of the FT Units and Subscription Receipts to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the FT Units and Subscription Receipts whose attendees have been invited by general solicitation or advertising.

3.	Representations, Warranties and Covenants of the Agent

3.1           The Agent hereby represents, warrants and covenants to the Company that (and will use its commercially reasonable best efforts to cause any members of its selling group to):

(a)
it will conduct activities in connection with arranging for the sale and distribution of the FT Units and Subscription Receipts in compliance with all applicable Canadian Securities Laws and the provisions of this Agreement;

(b)
it has not and will not, directly or indirectly, sell or solicit offers to purchase the FT Units or Subscription Receipts or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration of the FT Units and Subscription Receipts or filing of a prospectus or similar document with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction;

(c)
will use its reasonable efforts to obtain from each Purchaser an executed Subscription Agreement and all other applicable forms, reports, undertakings and documentation required under applicable Securities Laws or required by the Company, acting reasonably;

(d)	it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated, continued or amalgamated; and

(e)
the Agent is duly registered pursuant to the provisions of the Canadian Securities Laws and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Agent will act only through members of a selling group who are so registered or licensed.

(f)
the Agent makes the representations, warranties and covenants applicable to them in Schedule “C” hereto and agrees, for the benefit of the Company, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “C” hereto, which forms part of this Agreement.

4.	Representations, Warranties and Covenants of the Company

4.1           The Company hereby covenants to the Agent and the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase of the FT Units and Subscription Receipts, that the Company (including its successors and assigns if applicable) will:

(a)
use its reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the

Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX and the NYSE Amex;

(b)
During the period from the date hereof until the earlier of (i) satisfaction of the Escrow Release Conditions and (ii) the Escrow Release Deadline, the Company shall promptly notify the Agent (and, if requested by the Agent, confirm such notification in writing) of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or the Subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries, or any other change which is of such a nature.;

(c)
During the period from the date hereof until the earlier of (i) satisfaction of the Escrow Release Conditions and (ii) the Escrow Release Deadline, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws as a result of such change.  During such period the Company shall in good faith discuss with the Agent any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agent;

(d)	allow the Agent and its representatives the opportunity to conduct all due diligence which the Agent may reasonably require to be conducted prior to the Closing Date;

(e)
duly execute and deliver this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipts, the Warrant Indenture, the FT Warrant Certificates and the Broker Warrant Certificates at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(f)	fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 6;

(g)
ensure that the FT Shares, upon issuance shall be duly issued as fully paid and non-assessable securities of the Company, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(h)
ensure that the FT Warrants, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Warrant Indenture;

(i)	ensure that the FT Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture, shall be issued as fully paid and non-assessable securities of the Company;

(j)
ensure that the Subscription Receipts, upon issuance shall be duly issued and non-assessable securities of the Company, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Subscription Receipt Agreement;

(k)
ensure that the Common Shares, upon issuance shall be duly issued as fully paid and non-assessable securities of the Company, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements and the Subscription Receipt Agreement;

(l)
ensure that the HD Warrants, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Warrant Indenture;

(m)	ensure that the HD Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture, shall be issued as fully paid and non-assessable securities of the Company;

(n)
ensure that the Broker Warrants, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Broker Warrant Certificates;

(o)	ensure that the Common Shares, upon issuance in accordance with the terms of the Broker Warrant Certificates, shall be duly issued as fully paid and non-assessable securities of the Company;

(p)
ensure that the HD Warrants, upon issuance in accordance with the terms of the Broker Warrant Certificates, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Warrant Indenture;

(q)
ensure that the Common Shares underlying the FT Warrants to be issued upon due exercise of the Broker Warrants, upon issuance in accordance with the terms of the Warrant Indenture, shall be duly issued as fully paid and non-assessable securities of the Company;

(r)
use its reasonable best efforts to ensure that the FT Shares and the Common Shares underlying the FT Warrants, Subscription Receipts, HD Warrants, Broker Warrants and warrants underlying the Broker Warrants are conditionally approved for listing and trading on the TSX and NYSE Amex on or prior to the Closing Date and remain listed for trading on the TSX and NYSE Amex for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be listed on the TSX and NYSE Amex so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX and NYSE Amex;

(s)
execute and file with the Securities Regulators and the TSX and NYSE Amex all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws and the policies of the TSX and NYSE Amex in the time required by the applicable Securities Laws and the policies of the TSX and NYSE Amex, including, for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Agent pursuant to the closing conditions set forth in Section 6 hereof, as are required to be filed by the Company;

(t)
not issue or sell any of its common shares or financial instruments convertible or exchangeable into common shares in the capital of the Company, other than for purposes of director or employee stock options, as consideration for arm’s length property acquisitions, or to satisfy existing instruments of the Company already issued as of the date hereof, for a period of 120 days from the Closing Date, without the prior consent of the Agent, such consent not to be unreasonably;

(u)
keep proper books, records and accounts of all Resource Expenses and all transactions affecting the Commitment Amount and the Resource Expenses, and upon reasonable notice and reasonable request, to make such books, records and accounts available for inspection and audit by or on behalf of applicable Purchasers, the CRA, or any governmental authority;

(v)
not later than March 1, 2011, renounce to the applicable Purchasers (in accordance with the Tax Act, this Agreement and the applicable Subscription Agreements) effective on December 31, 2010, Resource Expenses incurred or to be incurred during the Expenditure Period in an amount equal to the Commitment Amount;

(w)
file with the CRA and, if applicable, with the appropriate authorities in the Province of Québec and any other province or territory, within the time prescribed by subsection 66(12.68) of the Tax Act and any other applicable provincial or territorial legislation, the forms prescribed for purposes of such legislation together with a copy of the Subscription Agreements and any “selling instrument” contemplated by such legislation or by the Subscription Agreements;

(x)
if the Company receives, or becomes entitled to receive, any “assistance” as defined in subsection 66(15) of the Tax Act and the receipt of or entitlement to receive such “assistance” has or will have the effect of reducing the amount of CEE validly renounced to the applicable Purchasers under the applicable Subscription Agreements to less than the Commitment Amount, the Company shall incur additional CEE so that it will be able to renounce Resource Expenses in an amount not less than the Commitment Amount to the applicable Purchasers with an effective date of December 31, 2010 in accordance with the terms of this Agreement and the applicable Subscription Agreements;

(y)	use the amount of the gross proceeds of the Offering relating to the FT Shares to incur Resource Expenses on the Company’s Canadian properties;

(z)
file with the CRA and, if applicable, with the appropriate authorities in the Province of Québec and any other province or territory, within the time prescribed by the Tax Act and any other applicable provincial or territorial legislation, all prescribed forms and information necessary to effectively renounce Resource Expenses equal to the Commitment Amount to each of the applicable Purchasers effective on December 31, 2010 and promptly provide each Purchaser with such tax slips as may be required under the Tax Act in respect of such renunciation.  Without limiting the generality of the foregoing, and for greater clarity, the Company shall file with the CRA, the Prescribed Forms on or before the last day of the first month after each month in which any renunciation is made pursuant to the terms of the applicable Subscription Agreements;

(aa)
deliver to each of the applicable Purchasers, at the address set forth in their respective Subscription Agreements or such other address as they advise the Company, in 2011, but not later than March 1, 2011, a T101 statement of resource expenses which sets forth the aggregate amounts of Resource Expenses renounced to each such Purchaser and all such information and documents that the Purchasers may reasonably require for income tax purposes;

(bb)
maintain its status as a Principal Business Corporation until such time as all of the Resource Expenses required to be renounced under the applicable Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act;

(cc)
incur and renounce Resource Expenses pursuant to the Subscription Agreements, pro rata by the number of FT Shares issued or to be issued pursuant thereto, before incurring and renouncing Resource Expenses pursuant to any other agreement which the Company may enter into after the Closing Date with any person with respect to the issue of Common Shares which are “flow-through shares” as defined in the Tax Act (including without limitation securities which are exchangeable or exercisable for, or convertible into, Common Shares which are flow-through shares);

(dd)	not enter into any other agreement which would prevent or restrict its ability to renounce Resource Expenses to the Purchasers in an amount equal to the Commitment Amount;

(ee)
if required under the Tax Act or otherwise to reduce Resource Expenses previously renounced to the Purchasers, make the reduction pro rata by the number of FT Shares issued pursuant to the Subscription Agreements, but the Company shall not reduce Resource Expenses renounced to the Purchasers under the Subscription Agreements until it has first reduced to the extent possible all CEE renounced to persons who entered into agreements with the Company after the Closing Date;

if the Company does not validly renounce to the Purchasers, effective December 31, 2011, and incur Resource Expenses before the Termination Date equal to the Commitment Amount, the Company shall indemnify the Purchaser against any loss or damages incurred by the Purchaser in an amount equal to any tax payable by the Purchaser under the Tax Act or the laws of a province as a consequence of (i) the failure of the Company to renounce Qualifying Expenses to the Purchaser in an amount equal to the Flow-Through Funds within the time and otherwise as required by the Tax Act or (ii) a reduction under subsection 66(12.73) of the Tax Act of the Qualifying Expenses purported to be renounced to the Purchaser. This indemnity is in addition to and not in derogation of any other recourse or rights of action that the Purchaser may have against the Company at common law. For certainty, the foregoing indemnity shall have no force or effect and the Purchaser shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights or rights of action would otherwise cause the Flow-Through Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act; and

(ff)
allocate $0.199 of each FT Unit as the FT Subscription Price for each FT Share and $0.001 of each FT Unit as the FT Subscription Price for each one-half of one FT Warrant comprising each FT Unit. However, the allocation adopted by the Company is not binding on the CRA.

The Agent hereby covenants and agrees to conduct all activities in connection with the Offering in compliance with Securities Laws and all other laws applicable to the Agent and obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulatory authorities) in a form acceptable to the Company and the Agent.

4.2           The Company represents and warrants to the Agent and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the FT Units and Subscription Receipts, that:

4.2.1	General Matters

(a)
the Company: (i) has been duly incorporated under the Act and is up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the FT Units and Subscription Receipts, to enter into this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrants and to carry out its obligations hereunder and thereunder;

(b)
the subsidiaries set out below (the “Subsidiaries”) are the only subsidiaries of the Company which are material to the Company and the securities of such Subsidiaries are held directly and indirectly by the Company as set out below, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever and the Company is entitled to the full beneficial ownership of all such shares in the Subsidiaries.  All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid shares and no person, other than the Company or a subsidiary thereof has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

Name	Jurisdiction of Incorporation	Beneficial Equity/Voting Ownership
Target Exploration & Mining Corp.	British Columbia	100%
448018 Exploration Inc.	Nevada	100%
Gemini Metals Corp.	British Columbia	100%
Bootheel Project LLC	Wyoming	75%

(c)
each of the Subsidiaries: (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(d)	no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Subsidiaries;

(e)
each of the Company and the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and each is licensed, registered or qualified in all jurisdictions in which it is required to be licensed, registered or qualified and all such licenses, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, rules, regulations, licenses, registrations and qualifications which could have a material adverse effect on the Company and the Subsidiaries (on a consolidated basis);

(f)
each of the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrants and the performance by the Company of its obligations hereunder and thereunder and the transactions contemplated hereby and thereby, including the issuance of the securities contemplated thereby have been duly authorized by all necessary corporate action of the Company and this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrants will be duly executed and delivered by the Company at or prior to the Closing Time, as the case may be, and each constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable;

(g)
the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrants and the fulfillment of the terms hereof and thereof by the Company and the issuance, sale and delivery of the securities contemplated thereby, do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Regulator, or other third party, except: (i) such as have been obtained as at the Closing Time; or (ii) in the case of post-closing filings, as will be made or obtained within the times prescribed by applicable Securities Laws;

(h)
none of the Company or the Subsidiaries are in default or breach of, and the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrants, the fulfillment of the terms hereof and thereof by the Company and the issuance, sale and delivery of the Subscription Receipts do not and will not result in a breach of or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with the constitution or constating documents of the Company or its Subsidiaries, any resolutions of the shareholders or directors of the Company or its Subsidiaries, the terms of any Debt Instrument or Material Agreement, or any judgment, decree, order, statute, rule or regulation applicable to any of them, which breach or default would have a material adverse effect on the Company and the Subsidiaries on a consolidated basis;

(i)
all necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to validly create, authorize, issue and sell the Subscription Receipts and upon payment of the aggregate Offering Price therefor, and the issuance and delivery by the Company of the FT Units and Subscription Receipts, whether in certificated form or by way of electronic deposit, the FT Units and Subscription Receipts will be validly issued and fully paid;

(j)
it will cause the Common Shares and HD Warrants issuable pursuant to the automatic exchange of the Subscription Receipts, to be duly issued in accordance with the Subscription Receipts and the terms of the Subscription Receipt Agreement and such Common Shares, when issued, shall be duly issued as fully paid and non-assessable common shares of the Company;

(k)	the Company will execute and deliver the Warrant Indenture at the Closing Time;

(l)
the HD Warrants issuable pursuant to the automatic exchange of the Subscription Receipts will be duly and validly created, authorized and issued in accordance with the Subscription Receipts, the terms of the Subscription Receipt Agreement and the Warrant Indenture;

(m)
the Common Shares issuable pursuant to the exercise of the HD Warrants in accordance with the terms of the Warrant Indenture will be duly issued as fully paid and non-assessable common shares of the Company;

(n)	the Company will use its commercially reasonable efforts to satisfy the Escrow Release Conditions prior to the Escrow Release Deadline;

(o)
the authorized capital of the Company consists of an unlimited number of common shares, of which, as of the close of business on November 22, 2010, 131,677,493 common shares were outstanding as fully paid and non-assessable shares of the Company;

(p)
no order ceasing or suspending trading in the securities of the Company or prohibiting the sale of the FT Units and Subscription Receipts or the issuance of the underlying securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, contemplated or threatened by any regulatory authority;

(q)
except as referred to in Schedule “A” hereto, no person now has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(r)
the Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis;

(s)
neither the Company nor any of its Subsidiaries, nor any of their employees or agents, has made any unlawful contribution or other payment to any official of, or candidate for, any Governmental Entity, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws and that would not be expected to have a material adverse effect on the Company and the Subsidiaries on a consolidated basis;

(t)	except as disclosed in the Public Documents, the Company and its Subsidiaries have not approved, are not contemplating and have not entered into any agreement in respect of, nor have any knowledge of:

(i)
the purchase of any material property or assets or any interest therein or the sale, transfer or disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise;

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or the Subsidiaries or otherwise) of the Company; or

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company;

(u)	since April 30, 2010, except as disclosed in the Public Disclosure Documents:

(i)
there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries, on a consolidated basis;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company and the Subsidiaries, on a consolidated basis; and

(iii)	the Company and the Subsidiaries have carried on their respective businesses in the ordinary course;

(v)
the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2010 and the unaudited consolidated interim financial statements for the three-month period ended July 30, 2010 (together, the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and present fairly, in all material respects, the financial condition of the Company and the Subsidiaries, on a consolidated basis, as at the dates thereof;

(w)
there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or any of the Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Subsidiaries, on a consolidated basis;

(x)
the Company is not insolvent and is able to meet all of its financial liabilities as they become due and no winding-up, liquidation, dissolution or bankruptcy proceedings have been commenced or are being commenced or contemplated by the Company, no merger, consolidation, amalgamation, sale of all or substantially all of the assets or sale of the business transactions have been commenced or are being commenced or contemplated by the Company and the Company has no knowledge of any such proceedings or transactions having been commenced or being contemplated in respect of the Company by any other party;

(y)
the Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(z)
there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Material Subsidiary) commenced, threatened, or to the knowledge of the Company pending, against or affecting the Company or the Subsidiaries or to which their respective properties or assets are subject at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and the Company and each of the Subsidiaries is not subject to any judgments, orders, writs, injunctions, decrees, awards, rules, policies or regulations of any Governmental Entity which either separately or in the aggregate would have a material adverse effect on the Company and the Subsidiaries (on a consolidated basis) or on the Company’s ability to perform its obligations under this Agreement, the Subscription Agreements or the Subscription Receipt Agreement;

(aa)
all filings and fees required to be made and paid by the Company and the Subsidiaries pursuant to applicable corporate laws have been made and paid, except where the failure to make such filings and payments would not result in a material adverse change to the Company and the Subsidiaries on a consolidated basis;

(bb)
at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture, the HD Warrant Certificates, the FT Warrant Certificates and the Broker Warrant Certificates, the issuance and sale of the FT Shares, the FT Warrants and the Subscription Receipts, and the creation and issuance of the FT Warrants, HD Warrants and the Broker Warrants, the issuance and sale of the Common Shares upon exercise of the FT Warrants, HD Warrants and the Broker Warrants and the issue and sale of the Common Shares upon exercise of the HD Warrants underlying the  Broker Warrants, respectively, and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws;

(cc)	the auditors of the Company, are independent public accountants as required by the Securities Laws;

(dd)
there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(ee)
none of the Company or any of the Subsidiaries are party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of their assets or operations or which materially or adversely affects the business practices, operations or condition of the Company and the Subsidiaries on a consolidated basis;

(ff)	there is no agreement in force or effect which in any manner affects the voting or control of any of the securities of the Company or any Subsidiary;

(gg)
there is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of Common Shares;

(hh)
other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten);

(ii)
neither the Company nor the Subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

(jj)
all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or any of its Subsidiaries have been paid except for where the failure to pay such Taxes would not constitute an adverse material fact of the Company and the Subsidiaries, on a consolidated basis, or result in an adverse material change to the Company and the Subsidiaries, on a consolidated basis.  All tax returns, declarations, remittances and filings required to be filed by the Company or any of its Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the inaccuracy or failure to file such documents would not constitute an adverse material fact of the Company and the Subsidiaries, on a consolidated basis, or result in an adverse material change to the Company and the Subsidiaries, on a consolidated basis. To the best of the knowledge of the Company and the Subsidiaries, no examination by any governmental authority of any tax return of the Company or any of its Subsidiaries is currently in progress except in the ordinary course and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company and the Subsidiaries, on a consolidated basis, or result in an adverse material change to the Company and the Subsidiaries, on a consolidated basis;

(kk)
except for such matters as have been disclosed to the Agent and are being contested by the Company, neither the Company, the Subsidiaries nor any other person is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or the Subsidiaries or such other person, as applicable, under any Debt Instrument or Material Agreement (including all property agreements, option agreements, purchase and sale agreements and concession agreements) to which the Company or the Subsidiaries are a party or otherwise bound, and all such Debt Instruments and Material Agreements (including all property agreements, option agreements, purchase and sale agreements and concession agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default thereunder by the Company, the Subsidiaries or, to the Company’s knowledge, any other party;

(ll)	the attributes of the Subscription Receipts conform in all material respects with the description thereof in the Subscription Agreements, the Subscription Receipt Agreement and this Agreement;

(mm)	Computershare Investor Services Inc. at its principal transfer office in the city of Vancouver, British Columbia has been appointed registrar and transfer agent for the Common Shares;

(nn)
other than the Agent, or as agreed to by the Agent, pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(oo)
upon satisfaction of the Escrow Release Conditions, other than the Company (and the Agent in respect of the Commission and the Agent’s pro rata portion of interest earned on the Escrowed Proceeds which amounts shall be released to the Agent), there is no person that is or will be entitled to demand the proceeds of the Offering;

(pp)
neither the Company nor the Subsidiaries is party to any material Debt Instrument or has any material loans or other indebtedness outstanding with any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company or any Material Subsidiary;

(qq)
the assets of the Company and the Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice or present any material claim thereunder;

(rr)	the Escrow Agent, at its principal transfer office in Vancouver, British Columbia, has been appointed as the Escrow Agent;

(ss)
except as disclosed in the Public Disclosure Documents, none of the directors or officers of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries on a consolidated basis;

(tt)	the Company agrees that it shall obtain prior approval of the Agent as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld.  In addition, if required by applicable Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation on each page as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States”;

(uu)
with respect to each of the Leased Premises, the Company and the Subsidiaries occupy the Leased Premises and have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Subsidiaries occupy the Leased Premises are in good standing and in full force and effect.  The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(vv)
all information which has been prepared by the Company relating to the Company and the Subsidiaries and their businesses, properties and liabilities and either publicly disclosed or provided to the Agent, including all financial, marketing, sales and operational information, and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ww)
for a period of twelve months (12) after the date of the execution of this letter, the Agent shall have the exclusive right to act as lead manager and sole book runner or co-lead manager of any public or private offerings of securities by the Company or any other special purpose entity with an ownership interest in the Company (other than an issuance to existing security holders). In the event that the Company receives a third party offer to provide any of these services, the Company shall promptly give notice in writing of the particulars of the third party offer and the Agent, for a period of five (5) business days from the date of receipt of such notice, shall have the right to match the terms of such third party offer, failing which, the Agent shall relinquish its exclusivity rights with regard to that particular engagement only;

(xx)
for a period of twelve months (12) after the date of the execution of this letter, the Agent shall have a right of first offer to act as lead advisor on all mergers and acquisition activities involving the Company. Following written notice by the Company to the Agent containing the terms of the proposed mergers and acquisition activities, the Agent will have five (5) business days to commit to act as lead advisor on such mergers and acquisition activities on the terms set out in the written notice, failing which, the Agent shall relinquish its right to act as lead advisor with regard to that particular engagement only. Any agreement for a public or private offering or securities or mergers and acquisition activities will be negotiated separately and in good faith and be consistent with the prevailing industry practice and contain industry standard terms; and

(yy)	it shall cause each of the directors, officers and principal shareholders of the Company to enter into Lock-Up Agreements.

4.2.2	Due Diligence Matters

(a)
The Company covenants that in connection with the Offering, it will allow the Agent and its representatives the opportunity to conduct all due diligence which the Agent may reasonably require to be conducted prior to the Closing Time and will make available its directors, senior management, technical advisors and legal counsel and will engage its auditors to conduct such procedures as are reasonably required, to answer the questions of the Agent in due diligence meetings to be conducted prior to the Closing Time;

(b)
the Company will promptly notify the Agent in writing if, prior to the Closing Time, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Agent) or any event or development involving a prospective material change or a change in a material fact or any other material change in the business, affairs, operations, assets, liabilities, financial condition (contingent or otherwise) or capital of the Company or the Subsidiaries on a consolidated basis which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries;

(c)
the Company will in good faith discuss with the Agent as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding paragraph;

(d)
the minute books and records of the Company and the Subsidiaries which the Company has made available to the Agent and its counsel, Cassels Brock & Blackwell LLP, in connection with their due diligence investigation of the Company for the period from inception to the date of examination thereof are all of the minute books and substantially all of the records of the Company and the Subsidiaries for such period and contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) (or drafts pending the approval thereof) and are complete in all material respects; and

(e)
all information contained in the Public Disclosure Documents and in the Company Due Diligence Documents are, as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information materially misleading.

4.2.3	Mining and Environmental Matters

(a)
except as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to the Key Properties, or an interest in, or right to earn an interest in the Key Properties, as described in the Public Disclosure Documents, under valid, subsisting and enforceable title documents (including claims, options, licences, leases, permits, concessions, option agreements, concession agreements, offers to acquire, acquisition agreements, purchase and sale agreements, contracts, subleases, reservations or other agreements), sufficient to permit the Company and the Subsidiaries to access and use the property and explore the minerals relating thereto as currently conducted and as are appropriate in view of their rights and interests therein, except where the failure to so hold would not have a material adverse effect on the Company and the Subsidiaries on a consolidated basis; all such property claims, options, licences, leases, permits, concessions, option agreements, concession agreements, offers to acquire, acquisition agreements, purchase and sale agreements, contracts, subleases, reservations or other agreements in which the Company and the Subsidiaries have any interests or right have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing;

(b)
the Key Properties and assets thereof are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever; the Company knows of no claim or basis for any claim that might or could materially adversely affect the right of the Company or the Subsidiaries to use, transfer or otherwise exploit such property rights; the Key Properties or the interests of the Company or Subsidiaries therein are not subject to any right of first refusal or purchase or acquisition rights; and, except as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(c)
neither the Company nor the Subsidiaries are in default of any of the material provisions of any of the agreements, documents or instruments, pursuant to which the Key Properties, or any interest therein, are held, nor has any such default been alleged;

(d)
other than as disclosed in the Public Disclosure Documents, the Company is not aware of any claims with respect to native or aboriginal rights currently threatened or pending with respect to any of the Key Properties;

(e)
the exploration, development & mine operating agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between Ur- Energy USA Inc., and two of the Company’s subsidiaries, Target Exploration and Mining Corp., a wholly owned subsidiary of the Company, and 448018 Exploration, Inc., a wholly owned subsidiary of the Company is in good standing and the Company, through these Subsidiaries holds a 75% interest in the Bootheel project having completed expenditures of $3,000,000 and having issued 125,000 Common Shares at the date hereof;

(f)
the purchase and sale agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., 448018 Exploration Inc. and the Company is valid and in good standing and all payments that are required to have been made as of the date hereof have been made;

(g)
the Company and the Subsidiaries are in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (“Hazardous Substances”);

(h)	the Company or the Subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable

Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business carried on or currently proposed to be commenced by the Company or the Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Subsidiaries are in material default or breach of any Environmental Permit and no proceeding has been threatened, or to the knowledge of the Company is pending to revoke or limit any Environmental Permit;

(i)
neither the Company nor the Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which any of them own or lease or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(j)
neither the Company nor the Subsidiaries, nor to the knowledge of the Company, if applicable, any predecessor titleholders, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Subsidiaries, nor to the knowledge of the Company, if applicable, any predecessor titleholders have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same;

(k)
there are no (i) unresolved, (ii) threatened, and (iii) to the best of the Company’s knowledge, pending, claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any law, statute, order, regulation, ordinance or decree; and to the best knowledge of the Company, no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have any materially adverse effect with respect to the Company and the Subsidiaries on a consolidated basis;

(l)
except as ordinarily or customarily required by applicable Environmental Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws.  Neither the Company nor the Subsidiaries have received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(m)
all exploration activities on the properties of the Company and the Subsidiaries have been conducted in all material respects in accordance with good mining and engineering practices and all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with;

(n)
there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course;

(o)
the Company’s material mineral properties are comprised of the “Bootheel” and the “Central Mineral Belt” Properties and none of the other mineral properties held by the Company are considered material by the Company; and

(p)	the Company has prepared and filed the technical reports in respect of the Key Properties in compliance with the provisions of NI 43-101.

4.2.4	Employment Matters

(a)
Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects;

(b)
all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Subsidiaries;

(c)
there has never been, there is not currently and the Company does not anticipate any labour disruption with respect to the employees or consultants of the Company which is adversely affecting or could adversely affect the exploration or development plans of the Company or the Subsidiaries or the carrying on of the business of the Company or the Subsidiaries; and

(d)
the Company and its Subsidiaries are in material compliance with all applicable laws, regulations and policies respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages.

4.2.5           Tax Matters

(a)
but for any agreement, arrangement, undertaking, obligation or understanding to which the Company has no knowledge, upon issue, the FT Unit Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and are not and will not be “prescribed shares”, within the meaning of Section 6202.1 of the regulations to the Tax Act;

(b)	the Company is a Principal Business Corporation;

(c)
the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before December 31, 2011 or that it will be unable to renounce to the applicable Purchasers effective on December 31, 2010, Resource Expenses in an aggregate amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(d)	the Resource Expenses to be renounced by the Company to the applicable Purchasers:

(i)	will constitute CEE on the effective date of the renunciation and will qualify as Flow-Through Mining Expenditures;

(ii)
will not include expenses that are “Canadian exploration and development overhead expenses” (as defined in the regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Company, assistance as described in paragraph 66(12.6)(a) of the Tax Act, amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

(iii)	will not include any amount that has previously been renounced by the Company to the Purchasers or to any other person; and

(iv)	would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation thereof to the Purchasers;

(e)	except as required under the Tax Act, the Company shall not reduce the amount renounced to the Purchasers pursuant to subsections 66(12.6) and 66(12.66) of the Tax Act; and

(f)
the Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Resource Expenses to the applicable Purchasers in an amount equal to the Commitment Amount.

5.	Closing

5.1           The Offering will be completed at the offices of the Agent’s counsel at Cassels Brock & Blackwell LLP in the city of Toronto, Ontario at the Closing Time or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Closing Time or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Agent, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

5.2           At the Closing Time, the Company shall duly and validly deliver to the Agent in Toronto, Ontario:

(a)
certificates in definitive form representing the FT Shares and FT Warrants issued to the Purchasers under the Offering registered in the names of the Purchasers as indicated on their respective Subscription Agreements and as directed by the Agent, against payment to the Company of the FT Offering price therefor, in lawful money of Canada by certified cheque or bank draft payable at par in the City of Toronto, or by electronic money transfer;

(b)
certificates representing the Subscription Receipts, whether in global form registered in physically certificated form registered as directed by the Agent, the Subscription Agreements duly executed and completed by those Purchasers purchasing Subscription Receipts; and

(c)	the Broker Warrant Certificates,

against payment of the aggregate purchase price for the Offering.

6.	Closing Conditions

6.1           Each Purchaser’s obligation to purchase the FT Units and Subscription Receipts at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)
the Agent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Agent may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, are contemplated or threatened by any regulatory authority;

(ii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii)
the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(b)
the Agent shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Agent and its counsel, with respect to the articles and by-laws of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Agent may reasonably request;

(c)
the Agent shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSX and NYSE Amex required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(d)
the Subscription Agreements, the Broker Warrant Certificates, the certificates representing the FT Shares and the FT Warrants and the Subscriptions Receipts shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Agent and its counsel, acting reasonably;

(e)
the FT Shares and the Common Shares underlying the FT Warrants, Subscription Receipts, HD Warrants, Broker Warrants and the warrants underlying the Broker Warrants  shall have been conditionally approved for listing and posting on the TSX and NYSE Amex;

(f)
the Agent shall have received customary favourable legal opinions addressed to the Agent, the Purchasers and the Agent’s counsel, dated the Closing Date, from Blake, Cassels & Graydon LLP, counsel for the Company (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company, as to the issued capital of the Company; and (ii) as to matters of fact not independently established, on certificates of the Company’s auditors or a public official), in form and substance satisfactory to the Agent and its counsel, acting reasonably, with respect to the following matters:

(g)	the Agent shall have received certificates of status or similar certificates with respect to the jurisdiction in which the Company is incorporated;

(h)
the Agent shall have received a legal opinion addressed to the Agent, the Purchasers and the Agent’s counsel, from local counsel for the Company, in each of the Canadian Selling Jurisdictions where Purchasers are resident or such jurisdictions as may be agreed to by the Company and the Agent, dated as of the Closing Date, in form and substance satisfactory to the Agent and its counsel, acting reasonably;

(i)
the Agent shall have received a legal opinion addressed to the Agent, the Purchasers and the Agent’s counsel from legal counsel in the relevant jurisdictions, as to title to the Bootheel property, dated as of the Closing Date, in form and substance satisfactory to the Agent and its counsel, acting reasonably;

(j)
the Agent shall have a favourable legal opinion addressed to the Agent, the Purchasers and the Agent’s counsel, from U.S. counsel for the Company, in form and substance satisfactory to the Agent and its counsel, acting reasonably;

(k)	the Agent shall, in its sole discretion, be satisfied with its due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company; and

(l)
The Agent shall have received an executed Lock-Up Agreement from each of the Directors, Officers and principal shareholders of the Company substantially in the form attached as Schedule “B”, in which each has agreed, that for a period of 120 days from the Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any common shares of the Company, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of common shares of the Company, whether such transaction is settled by the delivery of common shares of the Company, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company.

7.	Rights of Termination

7.1           Due Diligence Out.  In the event that the Agent is not satisfied, acting reasonably, with the results of the due diligence review and investigation of the Company conducted by the Agent, the Agent  shall be entitled, at its sole discretion and in accordance with Subsection 7.8 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts) by notice to that effect given to the Company any time prior to the Closing Time.

7.2           Litigation.  If any inquiry, action, suit, investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct and including any inquiry or investigation by any securities commission or the TSX and NYSE Amex) is commenced, announced or threatened in relation to the Company or any of the officers or directors of the Company or any of its principal securityholders where wrongdoing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, the TSX and NYSE Amex or securities commission, which involves a finding of wrongdoing, the Agent shall be entitled, at its sole discretion and in accordance with Subsection 7.8 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts) by notice to that effect given to the Company any time prior to the Closing Time.

7.3           Disaster Out.  In the event that prior to the Closing Time, there should develop, occur or come into effect any event of any nature, including without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Agent, acting reasonably, materially adversely affects, or may materially adversely affect, the financial markets generally or the business, affairs or operations of the Company and its Subsidiaries taken as a whole, or the market price, value or marketability of the Common Shares, the Agent shall be entitled at its sole discretion, in accordance with Subsection 7.8 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts) by written notice to that effect given to the Company prior to the Closing Time.

7.4           Change in Material Fact. In the event that prior to the Closing Time, there is in the opinion of the Agent acting reasonably, a material change or a change in any material fact or a new or undisclosed material fact shall arise or be discovered, which, in the sole opinion of the Agent, acting reasonably, has or would be expected to have an adverse change or effect on the business or affairs of the Company or on the market price, value or marketability of the Common Shares, the Agent shall be entitled, at its sole discretion, in accordance with Subsection 7.8, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts) by written notice to that effect given to the Company prior to the Closing Time.

7.5           Profitably Marketed.  In the event that prior to the Closing Time, the state of the financial markets is such that, in the sole opinion of the Agent, acting reasonably, it would be unprofitable to offer or continue to offer for sale the FT Units and Subscription Receipts, the Agent shall be entitled, at its sole discretion, in accordance with Subsection 7.8 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts) by written notice to that effect given to the Company prior to the Closing Time.

7.6           Non-Compliance With Conditions. In the event that the Company is in breach of a material term, condition or covenant of this Agreement or the Subscription Agreements, or any representation or warranty given by the Company to the Agent becomes or is false in any material respect, the Agent shall be entitled, at its sole discretion, in accordance with Subsection 7.8, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts) by notice to that effect given to the Company at or prior to the Closing Time. The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their respective rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agent only if the same is in writing and signed by it.

7.7           Cease Trade Order.  In the event that any order, action or proceeding which ceases trades or otherwise operates to prevent or restrict trading in securities of the Company is made or threatened by a Securities Regulator, the Agent shall be entitled, at its sole discretion, in accordance with Subsection 7.8 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the FT Units and Subscription Receipts by written notice to that effect given to the Company prior to the Closing Time.

7.8           Exercise of Termination Rights. The rights of termination contained in Subsections 7.1, 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7 above may be exercised by the Agent and are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Agent, there shall be no further liability on the part of the Agent to the Company or on the part of the Company to the Agent except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination.

8.           Expenses

8.1           Whether or not the sale of the FT Units and Subscription Receipts shall be completed, the Company will be responsible for all expenses related to the Offering, expenses related to road shows and marketing activities, filing fees, the Agent’s reasonable out-of-pocket expenses and the reasonable fees and disbursements of legal counsel to the Agent, to a maximum of $75,000 (exclusive of disbursements and taxes).  The Company shall also pay any eligible HST on the foregoing amounts. All expenses in connection with the Offering shall be payable by the Company on the Closing Date.

9.           Survival of Representations and Warranties

9.1           All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Agent or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Agent and the Purchasers for a period of two years following the Closing. The representations, warranties, covenants and agreements of the Agent herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing.

10.	Indemnity

10.1           The Company and its Subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) hereby agree to indemnify and hold the Agent and each of its subsidiaries and affiliates and each of their partners, directors, officers, employees, unitholders and agents (collectively, the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims) (each a “Claim” and collectively, the “Claims”), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agent and/or the Personnel to which the Agent and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agent and the Personnel hereunder or otherwise in connection with the matters referred to in this Agreement and to reimburse the Agent and the Personnel forthwith, upon demand, for any legal or other expenses reasonably incurred by such Agent or Personnel in connection with any Claim, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	the Agent or the Personnel have been grossly negligent or have committed any fraudulent act in the course of such performance; or

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence or fraud referred to in (a).

If for any reason (other than the occurrence of any events itemized in (a) or (b) above) the foregoing indemnification is unavailable to the Agent and/or Personnel or insufficient to hold the Agent and/or Personnel harmless, then the Indemnitor and the Agent shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent or any Personnel on the other, but also the relative fault of the Indemnitor and the Agent or any Personnel as well as any relevant equitable considerations.  The Agent shall only be responsible for that portion represented by the percentage that the portion of the Commission bears to the gross proceeds to be realized by the sale of the securities and the Indemnitor shall be responsible for the balance, provided that, in no event, shall the Agent be responsible for any amount in excess of the amount of the Commission actually received by the Agent. In the event that the Indemnitor may be entitled to contribution from the Agent under the provisions of any statute or law, the Indemnitor shall be limited to contribution in an amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Agent is responsible and the amount of the Commission actually received by the Agent.

10.2           Notwithstanding the foregoing, a party guilty of fraudulent representation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party, notify such party from whom contribution may be sought.  In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section. The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agent may have by statute or otherwise by law. The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agent and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Indemnitor and/or the Agent and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agent and/or the Personnel; the Indemnitor shall be entitled but not obligated to participate in or assume the defence thereof; provided however, that the defence shall be through legal counsel acceptable to the Agent, acting reasonably.  In addition, the Agent and/or the Personnel shall also have the right to employ separate counsel in any such action and participate in the defence thereof, and the fees of such counsel shall be borne by the Agent or the Personnel unless:

(a)	the employment of separate counsel has been specifically authorized in writing by the Indemnitor;

(b)	the Agent and/or the Personnel have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests;

(c)	the Indemnitor has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim, or

(d)	there are one or more defences available to the Agent and the Personnel which are different from or in addition to those available to the Company, as the case may be;

in which case such fees and expenses of such counsel to the Agent or any Personnel will be for the account of the Company.  The rights accorded to the Company and the Personnel hereunder shall be in addition to any rights the Company or the Personnel may have at common law or otherwise.

10.3           Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.  None of the Agent or any Personnel shall be liable for any settlement of any legal proceeding, action or claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

10.4           Promptly after receipt of notice of the commencement of any legal proceeding against the Agent or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agent will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of all discussions and significant actions proposed in respect thereof. Failure by the Agent or Personnel to so notify shall not relieve either the Company of its obligation of indemnification hereunder.

10.5           The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agent and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

10.6           Right of Indemnity in Favour of Others.  With respect to any person who may be indemnified by paragraph 10.1 above and is not a party to this Agreement, the Agent shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such person.

11.           Advertisements

11.1           The Company acknowledges that the Agent shall have the right, subject always to subsections 2.1, 2.3 and 3.1 of this Agreement, to publish, at their own expense, after giving the Company a reasonable opportunity to comment on the form and content thereof, such advertisements or announcements relating to the performance of services provided hereunder in such newspaper or other publications as the Agent may consider desirable or appropriate, and as may be permitted by applicable law, including applicable Securities Laws, and shall further be permitted to post such advertisements or announcements on their websites. The Company and the Agent each agree that they will not make or publish any advertisement or announcement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable securities legislation in any of the provinces of Canada in which the FT Units and Subscription Receipts shall be offered or sold not being available.

12.           Agent’s Commission

12.1           In consideration of the services to be rendered by the Agent in connection with the Offering, the Company shall pay the Agent a cash fee equal to 7% of the gross proceeds of the FT Offering payable upon satisfaction of the Escrow Release Conditions and 7% of the gross proceeds of the HD Offering payable upon satisfaction of the Escrow Release Conditions (the “Commission”). As additional consideration for its services, at the Closing Time, the Agent shall be issued that number of broker warrants (“Broker Warrants”), in such manner as directed by the Agent, equal to 10% of the aggregate number of FT Units and Subscription Receipts sold pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one HD Unit for a period of 24 months from the Closing Date at an exercise price of $0.70 per post-Consolidation HD Unit, provided, however, that the Broker Warrants issued in connection with the FT Offering will have an exercise price of $0.235 until shareholder approval for the issuance of such Broker Warrants is obtained.

12.2           If the Agent secures orders for at least $8 million with respect to the Offering and the Offering does not close, but the Company enters into an Alternative Transaction  prior to the date that is 4 months following the termination of this Agreement, the Company will, upon the entering into such Alternative Transaction, pay to the Agent (i) the consideration contemplated in subsection 12.1, if the Alternative Transaction is a financing, or (ii) a fee of 2% of the total transaction value (including all securities, properties and cash exchanged), if the Alternative Transaction is a merger, acquisition or similar transaction.  This fee shall be credited against any fee that the Agent may receive in connection with its involvement in any Alternative Transaction.

13.           Notices

13.1           Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to it at:

Crosshair Exploration & Mining Corp.
Suite 1240 – 1140 West Pender Street
Vancouver, BC
V6E 4G1

Attention:                                Mark J. Morabito, Executive Chairman of the Board
Fax Number:                            604-681-8039

with a copy, which shall not constitute notice to the Company hereunder, to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC
V7X 1L3

Attention:                                 Bob Wooder
Fax Number:                             604-631-3309

(b)	If to the Agent, to:

BayFront Capital Partners Ltd.
141 Adelaide Street West, Suite 1510
Toronto, ON
M5H 3L5

Attention:                                Robert Chalmers
Fax Number:                            416-364-4222

with a copy, which shall not constitute notice to the Agent hereunder, to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON
M5H 3C2

Attention:                                John Vettese
Fax Number:                            416-350-6930

or to such other address as any of the parties may designate by notice given to the others.

13.2           Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

14.           Time of the Essence

Time shall, in all respects, be of the essence hereof.

15.           Canadian Dollars

All references herein to dollar amounts are to lawful money of Canada.

16.           Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

17.           Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

18.           Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the engagement letter between the Company and the Agent dated as of October 26, 2010 in respect of the Offering. This Agreement may be amended or modified in any respect by written instrument only.

19.           Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

20.           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.  Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of British Columbia and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

21.           Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Agent and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

22.           Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

23.           Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

24.           Counterparts and Facsimile

This Agreement may be executed in any number of counterparts by original, facsimile or other form of electronic signature, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agent.

Yours very truly,

BAYFRONT CAPITAL PARTNERS LTD.

Per: “Robert Chalmers”
Authorized Signatory

CROSSHAIR EXPLORATION & MINING CORP.

Per: “Sheila Paine”
Authorized Signatory

Schedule “A”

Convertible Securities Outstanding

Crosshair Capital Structure
As at November 17, 2010

	Common Shares	Strike Price Range	Expiry Date
Options
Vested	7,407,646	$0.15 - $1.00	Jan. 5/11–Jan. 1/15

Unvested	1,870,882	$0.15 - $1.41	Jan. 5/11–Jan. 1/15

	9,278,528	$0.15 - $2.50	Jan. 5/11-Jan. 1/15

Warrants
Universal	7,500,000	$1.00	July 29, 2011
Private Placement (Nov 2009)	5,000,000	$0.30	November 19, 2011
Byron Securities Limited	510,000	$0.255	November 19, 2011
Byron Securities Limited	500,000	$0.255	November 19, 2011
Byron Securities Limited	500,000	$0.30	November 19, 2011
Axemen Resource Capital Ltd.	120,000	$0.25	December 15, 2011
Private Placement (Apr 2010)	3,409,091	$0.35-$0.40	April 1, 2012
	17,539,091
Finders Warrants entitling
Limited Market Dealer to:
Common Shares	511,363	$0.22	April 1, 2012
Warrants	255,682	$0.35-$0.40	April 1, 2012
	767,045

TEM
Options
Vested	1,309,960	$0.35-$1.00	Aug 29/11-Jun 5/13

Unvested	-		Aug 29/11-Jun 5/13
	1,309,960

Note:  Expiry date relates only to the first & last options issued
Note:  TEM Options and Warrants at 1.2 times the original Target numbers

Schedule “B”

Form of Lock-Up Agreement

LOCK-UP AGREEMENT

November ____, 2010

BayFront Capital Partners Ltd. (the “Agent”)

Re: Crosshair Exploration & Mining Corp. (the “Issuer”)

Ladies and Gentlemen:

1.
The undersigned understands that the Agent has entered into an agency agreement dated November ●, 2010 (the “Agency Agreement”) with the Issuer in respect of a private placement offering of flow-through units and subscription receipts of the Issuer (the “Offering”).

2.	Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Agency Agreement.

3.
Pursuant to Section ● of the Agency Agreement, the undersigned hereby agrees and covenants that the undersigned will not, for a period ending 120 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any common shares of the Issuer, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of common shares of the Issuer, whether such transaction is settled by the delivery of common shares of the Issuer, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Issuer.

4.
The undersigned understands that the Issuer and the Agent are relying upon this lock-up agreement in proceeding toward consummation of the Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned's legal representatives, successors, and permitted assigns, and shall enure to the benefit of the Issuer, the Agent and their legal representatives, successors and permitted assigns.

5.	This lock-up agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Yours truly,

By:
Name:

Schedule “C”
United States Offers and Sales

As used in this Schedule "D", capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the agency agreement between Crosshair Exploration & Mining Corp. and BayFront Capital Partners Ltd., dated November ●, 2010 (the “Agency Agreement”), to which this schedule is annexed and the following terms shall have the meanings indicated:
(i)	"Institutional Accredited Investor" means an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(ii)
"Directed Selling Efforts" means directed selling efforts as that term is defined in Rule 902(c) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule "D", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Subscription Receipts and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Subscription Receipts;

(iii)
"Foreign Issuer" means a "foreign issuer" as defined in Rule 902(e) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule "D", such term refers to any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of the most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(iv)
"General Solicitation" or "General Advertising" means "general solicitation" or "general advertising" as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications or statements published in any newspaper, magazine, internet or similar media or broadcast over radio, internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(v)	"Regulation D" means Regulation S under the U.S. Securities Act;

(vi)	"Regulation S" means Regulation S under the U.S. Securities Act;

(vii)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined Rule 902(j) of in Regulation S;

(viii)
"U.S. Affiliate" means the duly registered broker-dealer affiliate of the Agent in the United States that has complied with the requirements of Rule 15a-6 under the U.S. Exchange Act in connection with the offer and sale of the Subscription Receipts or FT Units in the United States; and

(ix)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Agents
The Agent acknowledges that the Subscription Receipts and FT Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold within the United States or to or for the account or benefit of a U.S. Person or person in the United States, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.  Accordingly, the Agent (on behalf of itself and its U.S. Affiliate) represents, warrants and covenants to the Company that:
1.
It has not offered or sold, and will not offer or sell, any Subscription Receipts or FT Units except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) within the United States as provided in sections 2 through 11 below.  Accordingly, neither the Agent, its U.S. Affiliate nor any persons acting on its or their behalf, has made or will make (except as permitted in sections 2 through 11 below) (i) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts or FT Units to any person in the United States or to or for the account or benefit of a U.S. Person or person in the United States, (ii) any sale of Subscription Receipts or FT Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Agent reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Subscription Receipts or FT Units.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Subscription Receipts or FT Units, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Company.  It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule "D" as applies to the Agent as if such provisions applied to such selling group member.

3.
All offers and sales of Subscription Receipts or FT Units in the United States will be made in accordance with Rule 15a-6 under the U.S. Exchange Act and all applicable United States federal and state securities laws.

4.
It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Subscription Receipts or FT Units in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.
Any offer, sale or solicitation of an offer to buy Subscription Receipts or FT Units that has been made or will be made to any person in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6.
Prior to soliciting such offerees and to the completion of any sale of Subscription Receipts or FT Units to persons in the United States, each such purchaser, or any person that is purchasing the Subscription Receipts or FT Units for the account or benefit of a U.S. Person, will be required to execute and deliver a Subscription Agreement and the Appendix II attached thereto.

7.
The Agent agrees that at the Closing Time, it, together with its U.S. Affiliate, will provide a certificate, substantially in the form of Annex I to this Schedule "D", relating to the manner of the offer and sale of the Subscription Receipts or FT Units to persons in the United States or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Subscription Receipts or FT Units in the United States.

8.
At least one Business Day prior to the Closing Time, it will provide the Company with a list of all purchasers of the Subscription Receipts or FT Units that are persons in the United States or purchased for the account or benefit of a U.S. Person or person in the United States.

Representations, Warranties and Covenants of the Company
The Company represents, warrants, covenants and agrees that:
1.
The Company is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in any securities in the same class of securities as the Subscription Receipts or FT Units or any securities issuable thereunder.

2.
Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration available under Section 4(2) of the U.S. Securities Act and Regulation D, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, their U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts or FT Units to a person in the United States or to or for the account or benefit of a U.S. Person or a person in the United States; or (B) any sale of Subscription Receipts or FT Units unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States and not a U.S. Person or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

3.
During the period in which Subscription Receipts or FT Units are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, their U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act and Regulation D to be unavailable for offers and sales of Subscription Receipts or FT Units in the United States in accordance with this Schedule "D", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of Subscription Receipts or FT Units outside the United States in accordance with the Agency Agreement.

4.
None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Agent, their U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Subscription Receipts or FT Units in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.
The Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506 of Regulation D unavailable.

6.
The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Subscription Receipts or FT Units.

ANNEX I TO SCHEDULE "C"
AGENT'S CERTIFICATE

In connection with the private placement in the United States of Subscription Receipts of Crosshair Exploration & Mining Corp. (the "Company"), pursuant to the agency agreement dated as of November 23, 2010 between BayFront Capital Partners Ltd. (the "Agent") and the Company (the "Agency Agreement"), the undersigned Agent does hereby certify that:

(a)
all offers and sales of the Subscription Receipts made by us to persons in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States were made in compliance with all applicable U.S. federal and state broker-dealer requirements and Rule 15a-6 under the U.S. Exchange Act;

(b)
no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, internet, magazine or similar media or broadcast over radio, internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Subscription Receipts to persons in the United States or to or for the account or benefit of U.S. Persons or persons in the United States;

(c)
at the time of offer or sale of the Subscription Receipts to persons in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States and on the date hereof, we had reasonable grounds to believe and did believe that each such offeree was an Institutional Accredited Investor, and, on the date hereof, we continue to believe that each such purchaser purchasing Subscription Receipts is an Institutional Accredited Investor;

(d)
prior to the sale of Subscription Receipts by the Company to persons in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States that are Institutional Accredited Investors, we caused each such purchaser thereof to execute a Subscription Agreement and Appendix II attached to such Subscription Agreement; and

(e)
the offering of the Subscription Receipts to persons in the United States or to, or for the account or benefit of U.S. Persons or persons in the United States has been conducted by us in accordance with the Agency Agreement, including Schedule "C" thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule "C" thereto, unless otherwise defined herein.

Dated this          day of ___________, 2010.

BayFront Capital Partners Ltd.
By:
Name:
Title: